SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Myogen, Inc.

(Name of Subject Company)

Myogen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62856E 10 4

(CUSIP Number of Class of Securities)

Andrew D. Dickinson

Vice President and General Counsel

Myogen, Inc.

7575 West 103rd Avenue, Suite 102

Westminster, Colorado 80021

(303) 410-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Stephen Fraidin, Esq.

Thomas W. Christopher, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Myogen, Inc. (“Myogen” or the “Company”), a Delaware corporation, relating to the tender offer made by Mustang Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), disclosed in a Tender Offer Statement on Schedule TO, dated October 16, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company at a purchase price of $52.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph under the subheading “Antitrust” of Item 8 of the Schedule 14D-9:

On October 25, 2006, the FTC granted early termination of the waiting period under the HSR Act with respect to the Offer. On October 26, 2006, Gilead issued a press release announcing this early termination of the waiting period. A copy of the press release is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new subheading and text immediately following the text under the subheading “Antitrust” and before the subheading “Appraisal Rights” of Item 8 of the Schedule 14D-9:

Extension of Offer

On November 1, 2006, Gilead issued a press release announcing that Purchaser had extended the initial expiration date for the Offer to Monday, November 13, 2006 at one minute following 11:59 p.m. New York City time (midnight). A copy of the press release is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.

The originally announced expiration date for the Offer, Friday, November 10, 2006, is a federal employee holiday. Therefore, Purchaser extended the initial expiration date for the Offer in order to ensure that the Offer will remain open for the full minimum twenty business-day period required under Rule 14e-1 of the Exchange Act.

The Depositary for the Offer has advised Gilead and Purchaser that, as of October 31, 2006, an aggregate of approximately 265,685 shares of Common Stock had been tendered and not withdrawn from the Offer.

The Offer remains subject to the terms and conditions set forth in the Offer to Purchase and other related materials filed by Gilead and Purchaser with the SEC.

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Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(1)(K)	Press Release issued by Gilead Sciences, Inc., dated October 26, 2006 (incorporated by reference to Exhibit (a)(9) to Amendment No. 1 to the Schedule TO filed by Mustang Merger Sub, Inc. and Gilead Sciences, Inc. on October 26, 2006).

(a)(1)(L)	Press Release issued by Gilead Sciences, Inc., dated November 1, 2006 (incorporated by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule TO filed by Mustang Merger Sub, Inc. and Gilead Sciences, Inc. on November 1, 2006).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MYOGEN, INC.

By:	/s/ Andrew D. Dickinson
Name:	Andrew D. Dickinson
Title:	Vice President of Corporate Development, General Counsel and Secretary

Dated: November 2, 2006